UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 1-14523

(Check one)     ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q

☐ Form 10-D      Form N-SAR      ☐ Form N-CSR
     For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction Sheet (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Trio-Tech International

Former Name if applicable:

Address of Principal Executive Office (Street and number): 16139 Wyandotte Street

City, State and Zip Code: Van Nuys, California 91406

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of the registrant is still in the process of reviewing quarterly results and the reporting of same and the effect of certain subsequent events to ensure appropriate reporting thereof in the quarterly report. As such, the quarterly report could not be completed within the required time period without unreasonable effort or expense. The registrant expects that the Form 10-Q for the quarter ended December 31, 2008 will be filed on or before the fifth calendar day following the prescribed due date therefor.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Spring Liu, (818) 390-1272

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the anticipated change in the net loss for the three months ended December 31, 2008 was $427,000 as compared to an income of $165,000 in the same period last fiscal year, as noted above, management is still in the process of reviewing the quarterly results. The anticipated increase in net loss was primarily due to a decrease in sales and impairment of assets in the second quarter of fiscal year 2009.

TRIO-TECH INTERNATIONAL
(Name of Registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 17, 2009

/s/ VICTOR H. M. TING
Name:	Victor H.M. Ting
Title:	Vice President and Chief Financial Officer
Dated:	February 17, 2009